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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sears, Roebuck and Co.

(Name of Issuer)

Common Stock, par value $0.75 per share

(Title of Class of Securities)

812387-10-8

(CUSIP Number)

John G. Finley
Mario A. Ponce
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812387-10-8			PAGE 2 OF 12

1.	Name of Reporting Person: ESL Investments, Inc., a Delaware corporation		I.R.S. Identification Nos. of above persons (entities only): 75-2435723

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 812387-10-8			PAGE 3 OF 12

1.	Name of Reporting Person: Edward S. Lampert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 812387-10-8			PAGE 4 OF 12

1.	Name of Reporting Person: RBS Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 75-2241690

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 812387-10-8			PAGE 5 OF 12

1.	Name of Reporting Person: ESL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 22-2875193

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 812387-10-8			PAGE 6 OF 12

1.	Name of Reporting Person: RBS Investment Management, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 06-1512334

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 812387-10-8			PAGE 7 OF 12

1.	Name of Reporting Person: ESL Institutional Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1456821

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 812387-10-8			PAGE 8 OF 12

1.	Name of Reporting Person: ESL Investors, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 13-4095958

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 812387-10-8			PAGE 9 OF 12

1.	Name of Reporting Person: ESL Investment Management, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 06-1456822

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
SIGNATURE

     This Amendment No. 1 hereby amends the Schedule 13D originally filed jointly on November 19, 2004 by ESL Partners, L.P., ESL Institutional Partners, L.P., ESL Investors, L.L.C., ESL Investment Management, L.L.C., ESL Investments, Inc., Edward S. Lampert, RBS Investment Management, L.L.C., and RBS Partners, L.P.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

     On March 24, 2005, Sears Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of Sears Holdings Corporation (“Holdings”), merged (the “Sears Merger”) with and into Sears, Roebuck and Co. (“Sears”) pursuant to the Agreement and Plan of Merger, dated as of November 16, 2004 (the “Merger Agreement”), by and among Sears, Kmart Holding Corporation, Holdings, Kmart Acquisition Corp. and Merger Sub. As a result of the Sears Merger, Sears became a wholly-owned subsidiary of Holdings. Pursuant to the Merger Agreement and related Support Agreement, the Reporting Persons elected to receive 0.50 shares of common stock, par value $0.01 per share, of Holdings (the “Holdings Common Stock”) per share of Sears Common Stock (the “Stock Consideration”) for each share of Sears Common Stock beneficially owned by the Reporting Persons.

     The Reporting Persons’ elections are subject to the proration procedures set forth in the Merger Agreement, which were designed to ensure that 45% of the outstanding shares of Sears Common Stock were converted into the cash consideration of $50 per share of Sears Common Stock and 55% of outstanding shares of Sears Common Stock were converted into the Stock Consideration. Therefore, depending on the elections made by the other Sears shareholders in the Sears Merger, the actual number of shares of Holdings Common Stock and/or cash that the Reporting Persons will receive in the Sears Merger will depend on the outcome of these proration procedures.

     The Reporting Persons intend to report their beneficial ownership over shares of Holdings Common Stock on a separate Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

     (a) As a result of the Sears Merger, none of the Reporting Persons beneficially own any shares of Sears Common Stock.

     (b) As a result of the Sears Merger, none of the Reporting Persons has shared or sole voting or dispositive power over any shares of Sears Common Stock.

     (c) The disclosure pursuant to Item 4 of this Schedule 13D is incorporated herein by reference.

     (d) Not applicable.

     (e) As a result of the Sears Merger (which was consummated on the date disclosed in Item 4 above), the Reporting Persons ceased to be the beneficial owner of any shares of Sears Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended in its entirety to read as follows:

     As a result of the Sears Merger, there are no contracts, arrangements, undertakings or relationships between any of the Reporting Persons and any person with respect to any securities of Sears.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2005

ESL INVESTMENTS, INC.

By:	/s/ Robert Jackowitz

	Name:	Robert Jackowitz
	Title:	Treasurer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

Edward S. Lampert

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Robert Jackowitz

	Name:	Robert Jackowitz
	Title:	Treasurer

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Robert Jackowitz

	Name:	Robert Jackowitz
	Title:	Treasurer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Robert Jackowitz

	Name:	Robert Jackowitz
	Title:	Treasurer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its manager

By:	ESL Investments, Inc., as its general partner

By:	/s/ Robert Jackowitz

	Name:	Robert Jackowitz
	Title:	Treasurer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Robert Jackowitz

	Name:	Robert Jackowitz
	Title:	Treasurer

ESL INVESTMENT MANAGEMENT, L.L.C.

By:	/s/ Robert Jackowitz

	Name:	Robert Jackowitz
	Title:	Treasurer